UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Dissolution of New Boston Partners Limited

Tokyo, November 26, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to dissolve New Boston Partners Limited. New Boston Partners Limited is a wholly-owned subsidiary of BTMU Capital Corporation, which is a subsidiary of BTMU.

1.	Outline of New Boston Partners Limited

(1) Address:	30 St Mary Axe, 28th Floor, London, England

(2) Chairman:	David Meehan

(3) Capital:	GBP 14,245

(4) Main Business:	Arrangement and Advisory business in Asset Specific Finance

2.	Reason for dissolution

Based on the organizational change of BTMU Capital Corporation group in Europe, BTMU has decided to dissolve New Boston Partners Limited.

3.	Timing of dissolution

Dissolution is expected to be completed by the end of February 2009.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651